Exhibit 99.proxypol

BMC Fund, Inc.

Form N-CSR

Item 7 Exhibit

BMC FUND, INC.

PROXY VOTING POLICIES AND PROCEDURES

BMC Fund, Inc. (the “Fund”) invests in voting securities of a variety of portfolio companies in order to achieve the Fund’s investment objective of providing a maximum level of income for shareholders consistent with maintaining the Fund’s long-term purchasing power. The Fund’s Board of Directors, acting on behalf of the Fund, has the right, and the obligation, to vote proxies relating to the Fund’s portfolio securities. The Board has delegated to the Investment Committee and to the Treasurer and his or her designated representatives (collectively referred to herein as the “Treasurer”) proxy voting authority, subject to the Board’s continuing oversight. In discharging this authority, the Investment Committee and the Treasurer must act in a manner that is consistent with the best interests of the Fund and its shareholders.

The following policies will govern the Investment Committee’s and the Treasurer’s voting of proxies relating to the Fund’s portfolio securities:

General Policies

1.        Delegation of Proxy Voting Decisions: The Fund will not delegate proxy voting decisions to any third party, including its external investment advisers. Proxy voting decisions will be made on behalf of the Fund by the Investment Committee or the responsible internal portfolio manager of the Fund, or by the Treasurer of the Fund in accordance with these Policies or the direction of the Investment Committee or the internal portfolio manager. The Investment Committee or Treasurer may consider, to the extent deemed appropriate, recommendations of nationally recognized institutional shareholder representative groups, such as Institutional Shareholder Services, in determining how to vote proxies or how to instruct the Treasurer to vote proxies.

The Investment Committee will instruct the Treasurer how to vote proxies with respect to securities acquired on behalf of the Fund by an external investment adviser without consultation with such adviser. The responsible internal portfolio manager or the Investment Committee (after consultation with the responsible internal portfolio manager) will instruct the Treasurer how to vote proxies with respect to securities acquired on behalf of the Fund. Notwithstanding the above, the Treasurer may vote proxies in favor of the recommendation of the board of directors of a portfolio company with respect to the election of directors and the appointment or ratification of auditors without specific instruction from the Investment Committee.

2.         Matters Affecting Shareholder Rights. If a portfolio company submits to its shareholders a matter that, in the view of the Investment Committee or the responsible internal portfolio manager, adversely affects the rights of the portfolio company’s shareholders as a whole, the Investment Committee or the internal portfolio manager will cause the proxy to be voted against the proposal. If the Fund’s ownership of the portfolio securities represents more than five percent of the portfolio company’s outstanding voting securities, the Investment Committee or responsible internal portfolio manager will notify the portfolio company’s management of the Fund’s opposition to the proposal and encourage the portfolio company to withdraw the proposal.

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3.         Consideration of Views of Management of Portfolio Company. Except as otherwise provided in these Policies, in considering how to vote a proxy relating to a portfolio security, the Investment Committee or the responsible internal portfolio manager will generally defer to the views of management of the portfolio company if the portfolio security has performed in accordance with the Fund’s expectations (taking into account not only the performance of the portfolio company but also industry and economic factors over which the portfolio company has no control).

4.         Conflicts with Affiliated Persons. If a matter submitted to a vote of the shareholders of a portfolio company presents a conflict between the interests of the Fund’s shareholders and the interests of any affiliated person or investment adviser of the Fund, the Investment Committee or the responsible internal portfolio manager will cause the proxy relating to the portfolio security to be voted in accordance with the best interests of the Fund and its shareholders as a whole, without consideration of the interests of the affiliated person or investment adviser. If the affiliated person of the Fund whose interests conflict with the interests of the Fund and its shareholders is a member of the Investment Committee or is an internal portfolio manager, such person will recuse himself or herself from consideration of the matter.

5.         General Principle: The most important factor to be considered by the Investment Committee and internal portfolio managers in evaluating how to vote proxies relating to portfolio securities is the financial impact of the matter on the Fund’s investment. The Investment Committee and the internal portfolio managers may also take into account non-financial considerations, including those described in the Global Sullivan Principles of Corporate Social Responsibility, but such factors are secondary to financial considerations.

Specific Policies

The Treasurer, on behalf of the Fund, will cause a proxy to be voted against, or cause the Fund’s authority to vote in favor to be withheld, for the following issues when submitted to a shareholder vote:

1.         Classified Boards. The Fund believes that it is in the best interests of the Fund and its shareholders for portfolio companies to be able to elect a full slate of directors at each annual meeting.

2.         Dual Class Capitalization. The Fund believes that it is in the best interests of the Fund and its shareholders for portfolio companies to oppose capital structures that diminish the rights of the Fund’s voting shares.

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3.         Golden Parachutes. The Fund believes that it is in the best interests of the Fund and its shareholders for the Fund to oppose proposals that would grant excessive awards to employees in the event of termination of employment following a change in control.

4.         Blank Check Preferred Stock. The Fund believes that it is in the best interests of the Fund and its shareholders for the Fund to oppose blank check preferred stock proposals, because this type of preferred stock gives the company’s board of directors discretionary authority over voting, conversion, dividend and other rights at the time the stock is issued and is susceptible to abuse. The Fund might vote in favor of this provision if the company’s board provides assurances that this provision would not be used without advance shareholder approval in a change in control situation or that the voting rights of a series of preferred stock are limited to one vote per share.

5.         Re-pricing of Outstanding Options. The Fund believes that it is in the best interests of the Fund and its shareholders for the Fund to oppose excessive re-pricing of outstanding options for officers and directors, because doing so usually would be inconsistent with the incentive nature of the stock option plan as originally adopted and could result in unfair dilution of the Fund’s investment in the company.

6.         Supermajority Voting. The Treasurer, on behalf of the Fund, will vote against supermajority voting provisions because the Fund believes that a simple majority provides shareholders with a better means to effect change.

The Treasurer, on behalf of the Fund, will vote for the following issues when submitted to a shareholder vote:

1.        Adoption or Extension of Shareholder Rights Plans. The Treasurer, on behalf of the Fund, will vote for shareholder rights plans if shareholders are given the opportunity to vote on the plan and the plan is subject to a limited term and is tied to an overall corporate strategy.

2.         Stock-based Compensation Plans. The Treasurer, on behalf of the Fund, will vote for stock-based compensation plans because the Fund believes in providing appropriate equity incentives to corporate employees for increasing shareholder value. The Treasurer will analyze each plan approval or plan amendment to be sure that the stock-related compensation plan aligns the interests of corporate management with those of the shareholders.

3.         Increases in Authorized Common Stock. The Treasurer, on behalf of the Fund, will vote for increases in authorized common stock as long as the increase is reasonable under the circumstances.

4.         Confidential Voting. The Treasurer, on behalf of the Fund, will vote for confidential voting proposals because the Fund believes that shareholders should have the right to vote in private, thus enabling them to maintain their independence and, in the case of employee shareholders, to vote without fear of retribution.

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Disclosure of Voting Policies

These Policies are available to shareholders of the Fund without charge, upon request, by calling the Secretary of the Fund (collect at 828-758-6100, extension 22). The Fund will mail a copy of these Policies by first class mail to any shareholder requesting a copy within three business days after the request is made. The Policies will also be available on the Securities and Exchange Commission’s website (http://www.sec.gov).

Adopted:	July 26, 2003

Revised:	October 30, 2003
April 5, 2004
May 26, 2005

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